UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02025464

March 2, 2002

NO ACT
P.E 1-10-02
1-14556

Act 1934
Section
Rule 14A-8
Public Availability 3/2/2002

Matthew S. Eisenberg
Member
Cobb & Eisenberg LLC
2600 Post Road
Southport, CT 06490

Re: Poore Brothers, Inc.
Incoming letter dated January 10, 2002

Dear Mr. Eisenberg:

This is in response to your letter dated January 10, 2002 concerning the shareholder proposal submitted to Poore Brothers by Robert D. Morse. We also have received a letter from the proponent dated February 5, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

COBB & EISENBERG LLC
ATTORNEYS

JEFFREY B. COBB
(ADMITTED IN NY; NOT ADMITTED IN CT)
jcobb@cobbeisenberg.com
MATTHEW S. EISENBERG
(ADMITTED IN NY & CT)
matthew@cobbeisenberg.com

2600 POST ROAD
SOUTHPORT, CONNECTICUT 06490
TELEPHONE (203) 254-0000 FACSIMILE (203) 254-6060

TWO SOUNDVIEW DRIVE, SUITE 100
GREENWICH, CONNECTICUT 06830
TELEPHONE (203) 622-7600

January 10, 2002

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Poore Brothers, Inc. -- Transmittal Letter for Notice of Intention to Omit Shareholder Proposal from 2002 Proxy Materials

Dear Sir or Madam:

On behalf of our client, Poore Brothers, Inc., a Delaware corporation (the "Company"), enclosed herewith for filing with the Securities and Exchange Commission ("Commission") pursuant to Commission Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended, are six (6) copies each of:

(1) Letter dated September 27, 2001 of Robert D. Morse addressed to the Office of the Secretary of the Company, setting forth a proposal and supporting statement (the "Proposal") that Mr. Morse is seeking to have included in the Company's Proxy Statement and form of Proxy for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Statement").

(2) Letter of Cobb & Eisenberg LLC, securities counsel to the Company, stating the Company's intention to omit the Proposal from its 2002 Proxy Statement, setting forth the reasons why the Company deems such omission to be proper, and providing a supporting opinion with respect to those reasons that are based on matters of law.

Because the Company's 2002 Proxy Materials will not be filed with the Commission until after April 1, 2002, this request letter is timely under Commission Rule 14a-8(j).

Copies of this letter and the letter of counsel are being sent by registered mail concurrently herewith to Mr. Morse.

Please acknowledge receipt of the enclosed documents by date-stamping the enclosed copy of this letter and returning it in the envelope provided. Please direct any questions or comments with respect to the foregoing to the undersigned, at the above address and telephone number.

Very truly yours,

Matthew S. Eisenberg

enclosures
cc: Poore Brothers, Inc. (w/encls.)
<u>VIA FEDEX</u>

COBB & EISENBERG LLC
ATTORNEYS

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

02 JAN 15 AM 11:03

JEFFREY B. COBB
(ADMITTED IN NY; NOT ADMITTED IN CT)
jcobb@cobbeisenberg.com

MATTHEW S. EISENBERG
(ADMITTED IN NY & CT)
matthew@cobbeisenberg.com

2600 POST ROAD
SOUTHPORT, CONNECTICUT 06490
TELEPHONE (203) 254-0000 FACSIMILE (203) 254-6060

TWO SOUNDVIEW DRIVE, SUITE 100
GREENWICH, CONNECTICUT 06830
TELEPHONE (203) 622-7600

January 10, 2002

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Poore Brothers, Inc. (File No. 1-14556) -- Notice of Intention to Omit Shareholder Proposal from 2002 Proxy Materials

Dear Sir or Madam:

In accordance with Securities and Exchange Commission ("Commission") Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our client, Poore Brothers, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit the proposal and supporting statement (the "Proposal") that Robert D. Morse is seeking to have included in the Company's proxy statement and proxy card ("Proxy Materials") for its 2002 Annual Meeting of Shareholders, as such Proposal is set forth in the letter of Mr. Morse dated September 27, 2001 addressed to the Office of the Secretary of the Company.

The Proposal provides, in part:

"Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word 'EXCEPT' and re-apply the word 'AGAINST' in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

"REASONS: This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an 'AGAINST' choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as 'Present' and not voting, showing receipt of material and only preventing further solicitation of a vote."

The Company hereby requests assurance that the staff of the Commission (the "Staff") will not recommend to the Commission that it take any action if the Company omits the Proposal from the Proxy Materials for the Company's 2002 Annual Meeting of Shareholders. The Company believes that the Proposal may properly be omitted for the following reasons:

1. ***The Proposal may be omitted pursuant to Commission Rule 14a-8(i)(3) because implementation of the Proposal would require the Company to format the Proxy Materials in a manner contrary to Commission Rule 14a-4(b)(2).***

Commission Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from the company's proxy statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Proposal states, in part:

> "Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word 'EXCEPT' and re-apply the word 'AGAINST' in the Vote For Directors column."

The form of proxy historically employed by the Company provide each shareholder with the following options with respect to the election of directors:

- vote "for" all nominees;
- vote "for" all nominees except those designated by the shareholder on the proxy card; and
- "withhold" vote for all nominees.

Implementation of the Proposal would require the Company to add to the proxy an option to vote "against" specific director nominees, and remove the existing option to "withhold" a vote for specific nominees. Such modified proxy format would violate Commission Rule 14a-4(b)(2) and applicable provisions of the Delaware General Corporation Law (the "Delaware GCL").

Commission Rule 14a-4(b)(2) provides:

> "A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:

(i) A box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or

(ii) An instruction in boldface type which indicates that the security holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or

(iii) Designated blank spaces in which the security holder may enter the names of nominees with respect to whom the security holder chooses to withhold authority to vote; or

(iv) Any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee."

In Commission Release No. 16356 (*Shareholder Communication, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally,* Nov. 21, 1979), pursuant to which certain amendments to Commission Regulation 14A (including, without limitation, Commission Rule 14a-4) were adopted, the Commission indicated, in part:

> "as adopted, Rule 14a-4(b)(2) has been revised to delete the specific requirement of a for and against vote for individual nominees. Instead, the rule provides that the form of proxy shall clearly provide one of several designated methods for security holders to withhold authority to vote for each nominee."

The Commission further indicated in the Release that Commission Rule 14a-4(b)(2) permits withholding of votes (as opposed to votes directed against a nominee director) because:

> "an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in the rule."

Thus, Commission Rule 14a-4(b)(2) does not contemplate any method by which a shareholder may disagree with the election of a director nominee, other than the withholding of authority to vote for such nominee. It should be noted, however, that the Commission has given companies the option of providing for a vote "against" a director nominee on a proxy card in the event that a company's jurisdiction of organization gives legal effect to an "against" vote.[1] The Company is a corporation organized pursuant to the Delaware GCL. Delaware GCL §216(3), which pertains to the shareholder vote required to elect directors, states that "directors shall be elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors." The Delaware GCL does not contain any provision giving votes

[1] Commission Rule 14a-4(b)(2), Instruction 2.

cast "against" a director nominee any "legal effect." The implementation of the Proposal would therefore be inconsistent with the Delaware GCL and, as a result, would be inconsistent with Commission Rule 14a-4(b)(2).

We believe that the 1993 no-action request by *Niagara Mohawk Power Corporation (March 11, 1993)* is applicable to, and consistent with, our analysis set forth above. In *Niagara Mohawk Power Corporation*, the shareholder proposal sought to change the format of shareholder proxies with respect to the election of directors. The proxies used by the registrant provided that a shareholder could either: (i) vote "for," or (ii) "withhold" authority to vote for a director nominee. Pursuant to the shareholder proposal, the registrant would be required to eliminate the "withhold" option on the proxy and replace it with an "against" option. Counsel for the registrant opined, on grounds similar to those set forth above, that the proposal could be omitted from the registrant's proxy materials because it would require the registrant to format the proxies in a manner inconsistent with Commission Rule 14a-4(b)(2). The Staff agreed with counsel's analysis and indicated that it would not recommend enforcement action to the Commission if the registrant omitted the proposal from its proxy materials.[2]

In light of the foregoing, the implementation of the Proposal may be omitted from the Company's Proxy Materials for the 2002 Annual Meeting of Shareholders pursuant to Commission Rule 14a-8(i)(3), because the Proposal is contrary to Commission Rule 14a-4(b)(2).

2. ***The Proposal may be omitted pursuant to: (i) Commission Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under the Delaware GCL; and (ii) Commission Rule 14a-8(i)(2) because, if implemented, it would cause the company to violate state law to which is subject.***

Commission Rule 14a-8(i)(1) provides that a company may exclude a shareholder proposal from the company's proxy statement "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. Commission Rule 14a-8(i)(2) provides that a company may exclude a shareholder proposal from the company's proxy statement "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

The Proposal states:

[2] In *Niagara Mohawk Power Corporation*, the cited underlying authority for the omission of the shareholder proposal was the predecessor provision to Commission Rule 14a-8(i)(2) (*i.e.*, Commission Rule 14a-8(c)(2)), and not the predecessor to Commission Rule 14a-8(i)(3) (*i.e.*, Commission Rule 14a-8(c)(3)) cited herein. In the event that the Staff concludes that Commission Rule 14a-8(i)(2), and not Commission Rule 14a-8(i)(3), provides the requisite authority to omit the Proposal from the Company's Proxy Materials for the 2002 Annual Meeting of Stockholders, the Company hereby also claims such rule as the grounds for such omission.

"Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

The Company's Proxy Materials provide that: (i) if no specific vote is cast by a shareholder on a properly executed proxy with respect to a specifically listed proposal, then the proxy will be voted "for" approval of the proposal; and (ii) with respect to any other matters which may properly come before the shareholders meeting, shares represented by a properly executed proxy will be voted in accordance with the judgment of the persons named on the proxy (which persons may be members of the Company's management).

Delaware GCL §212 provides, in part:

"(a) Unless otherwise provided in the certificate of incorporation and subject to the provisions of §213 of this title, each shareholder shall be entitled to 1 vote for each share of capital stock held by such shareholder. If the certificate of incorporation provides for more or less than 1 vote for any share, on any matter, every reference in this chapter to a majority or other proportion of stock shall refer to such majority or other proportion of the votes of such stock.

"(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period."

The Proposal would effectively require that properly executed proxies be voted strictly in accordance with the votes cast by the shareholders: a "for" vote would be counted for the applicable described proposal; an "against" vote would be counted against the applicable described proposal; proxies not marked "for" or "against" the applicable described proposal would not be counted; and the proxies could not be voted by the appointed person(s) with respect to any other matters which may be properly brought before the shareholders meeting. Consequently, a shareholder would effectively be precluded from conferring discretionary authority on its agent, as explicitly authorized by Delaware GCL §212, and any properly executed proxies which did not specify a "for" or "against" vote on a proposal would, presumably, not be counted in such vote.

The Proposal fails to distinguish between a proxy and a ballot and erroneously equates the two. Under Delaware law, a proxy has the singular purpose and effect of creating an agency relationship between the shareholder, as principal, and the proxy, as agent, subject only to the express limitations set forth in Delaware GCL §212. The proxy is neither more nor less than a conferral of agency upon the proxy holder.[3] Contrary to the premise or assumption of the Proposal, the shareholder's execution and delivery of a

[3] Duffy v. Loft, Inc., 17 Del. Ch. 140, 151 A. 223 (1930), aff'd. 17 Del. Ch. 376, 152 A. 849.

proxy is not the casting of a vote; it is only the creation of an agency to vote. The shares of a shareholder who has signed and delivered a proxy are voted at the meeting by a ballot cast by the shareholder's agent or proxy. The scope of the agent's authority to vote shares of his principal (*i.e.*, the shareholder) and the manner in which the shareholder evidences or expresses such authority are matters for the shareholder alone to determine, and if the agent or proxy casts a ballot which is within the scope of the authority conferred upon him by the shareholder, the ballot is valid and must be counted. By not permitting a shareholder to confer authority on its agent pursuant to a proxy, the Proposal would violate Delaware GCL §212 and would, effectively, constitute a disenfranchisement of shareholders who have submitted properly executed proxies to the Company by not permitting their shares to be voted on certain matters which may come before the shareholders' meeting.

The Proposal appears to be based upon two assumptions: first, that a shareholder who has signed but not otherwise marked his proxy "for" or "against" a matter to be voted upon has necessarily failed to direct how the shareholder's shares shall be voted by its agent; and second, that a shareholder who has not in its proxy directed, expressly or by implication, how the shareholder's shares shall be voted has thereby manifested an intention not to confer on its agent any authority or power to vote the shares. Each of these premises or assumptions is false. In many cases, including with respect to the Company's Proxy Materials, proxies contain a statement that shares represented thereby will be voted in a specified way if no direction to the contrary is given or if authority to vote is not withheld. Such proxies, when signed but not otherwise marked by the shareholder, are as clear and legally permissible expressions of the shareholders' directions as to how the shares are to be voted, as are proxies on which the shareholder has placed a mark in a "for" or "against" box. So long as the scope or nature of the agent's authority to vote the shares represented by a proxy is ascertainable from the proxy itself, the ballot cast by the agent in conformance with the agent's authority is a valid ballot and must be counted. If the shareholder fails in its proxy to direct the shareholder's agent how to vote the shares or if the shareholder expressly confers discretionary voting powers on its agent, the agent's ballot is still valid and must be counted.[4]

Reference is made to the *J.P. Morgan & Co. Incorporated (January 9, 1973), First Empire State Corporation (January 26, 1978)*, and *International Business Machines Corporation (January 27, 1999)* no-action letters, which we believe are applicable to, and consistent with, our analysis set forth above.

In *J.P. Morgan & Co. Incorporated*, which involved a Delaware corporation and the application of the Delaware corporate law in effect at the time, the Staff indicated that:

[4] Gow v. Consolidated Coppermines Corporation, 19 Del. Ch. 172, 165 A. 136 (1933) (sustaining the vote cast by the holder of an unlimited general proxy).

> "There appears to be some basis for your opinion that the proposal may be omitted under Rule 14a-8(c)(1), since, phrased as it is in mandatory form it would require that the company's security holders, in order to have their proxies counted in the vote on a proposal described in the proxy material, specifically mark their proxies for or against the proposal described in the proxy material, with the result that the ability of a security holder to give a discretionary proxy would be eliminated."

In both *First Empire State Corporation* and *International Business Machines Corporation*, which involved New York corporations rather than Delaware corporations, the Staff response included similar statements. In the response to each such no-action request, the Staff indicated that it would not recommend enforcement action to the Commission if the registrant omitted the proposal similar to that portion of the Proposal discussed in this Section 2.

In light of the foregoing, (i) the Proposal is not a proper subject for action by shareholders under the Delaware GCL and, therefore, may be omitted from the Company's Proxy Materials for the 2002 Annual Meeting of Shareholders pursuant to Commission Rule 14a-8(i)(1); and (ii) the Proposal, if implemented would cause the Company to violate §212 of the Delaware GCL and, therefore, may be omitted from the Company's Proxy Materials for the 2002 Annual Meeting of Shareholders pursuant to Commission Rule 14a-8(i)(2).

3. ***The Proposal may be omitted pursuant to Commission Rule 14a-8(i)(3) because it is materially false and misleading and, therefore, contrary to Commission Rule 14a-9.***

The Proposal contains statements which the Company believes are false and misleading. Commission Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from the company's proxy statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Commission Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Paragraph (a) of Commission Rule 14a-9 provides that:

> "No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading."

The Proposal provides, in part:

> "This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an 'AGAINST' choice is omitted, and has been so for about 15 years with no successful objections."

The Company believes that the above-referenced excerpt from the Proposal is false and misleading for the following reasons:

(i) Mr. Morse indicates that an "AGAINST" choice has been omitted from the Company's Proxy Materials "for about 15 years." In fact, the Company was organized as a Delaware corporation in February 1995 and, consequently, has been in existence as a legal entity for less than the 15-year period cited by Mr. Morse.[5] Thus, it is not possible that an "AGAINST" choice has been omitted from the Company's Proxy Materials for "about 15 years."

(ii) Mr. Morse indicates that there have been "no successful objections" to the format of the Proxy Materials with respect to the election of directors. His statement appears to be premised upon previously asserted objections by shareholders to the format of the Proxy Materials. However, the Company is not aware of any objection to the format of the Proxy Materials having been asserted by any shareholder of the Company in the past for any reason.

In light of the foregoing, the Proposal is false and misleading in violation of Commission Rule 14a-9 and, therefore, may be omitted from the Company's Proxy Materials for the 2002 Annual Meeting of Shareholders pursuant to Commission Rule 14a-8(i)(3).

4. Remaining portions of letter from Mr. Morse may be excluded because they do no constitute a "shareholder proposal" within the meaning of Commission Rule 14a-8(a).

In addition to the portions of Mr. Morse's letter described and discussed above, the letter from Mr. Morse states the following:

> "FURTHER: Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU."

Mr. Morse's letter continues with a further "proposal" if the changes for the upcoming proxy were to be made:

[5] The Company was organized in February 1995 as a holding company and on May 31, 1995 acquired substantially all of the equity of Poore Brothers Southeast, Inc. in an exchange transaction.

> "I propose that since Management usually suggests that Shareowners vote 'AGAINST' a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.
>
> "Please vote 'FOR' this Proposal and 'AGAINST' the Director Proposal as a right. THANK YOU."

These statements do not fall within the meaning of "shareholder proposal" and are, therefore, not subject to inclusion in the Company's proxy materials pursuant to Commission Rule 14a-8. Commission Rule 14a-8(a) defines a "shareholder proposal" as a recommendation or requirement that a company and/or its board of directors take action, which a shareholder intends to present at a meeting of the company's shareholders. The above-referenced statements from Mr. Morse's letter do not describe action to be taken by the Company or the Company's board of directors. Rather, they constitute a request by Mr. Morse to other shareholders of the Company that such other shareholders vote their shares of Company's stock in the described manner with respect to the election of Company directors. Further, these statements do not constitute part of Mr. Morse's explanation for the portions of his letter which do, in fact, constitute a "shareholder proposal." Consequently, the Company is not required to include these statements in the Proxy Materials.

* * *

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Proposal and other statements contained in Mr. Morse's letter are omitted from the Company's Proxy Materials for the 2002 Annual Meeting of Shareholders. We are sending Mr. Morse a copy of this letter, and are advising him of the Company's intent to exclude his proposal from the Proxy Materials. If the Division disagrees with the Company's conclusion that the Proposal may be omitted from the Proxy Materials for the 2002 Annual Meeting of Shareholders, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Should you have any questions regarding this no-action request, please do not hesitate to call the undersigned at (203) 254-0000.

Very truly yours,

Matthew S. Eisenberg
Member

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

September 27, 2001

Office of The Secretary
Poore Brothers Inc.
3500 South La Cometa Drive
Goodyear, AZ 85338

Dear Secretary:

I wish to enter the enclosed proposal to be printed in-the Year 2002 Proxy Material.

To qualify, I state that I am the owner of $2000.00 or more in Company stock, having held same over one year, and will continue to hold equity beyond the next Share-owner Meeting. I also plan to be represented at the meeting to present my Proposal.

Should the Company desire to change format this year as proposed, and notify me of such action, then the alternate proposal may be used for this year's insertion.

Thank you,
Robert D. Morse

Robert D. Morse

September 27, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only preventing further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

ALTERNATE PROPOSAL SUBSTITUTE

{IF CHANGES MADE AS SUGGESTED FOR UPCOMING PROXY}

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000,00 or more in Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

I propose that since Management usually suggests that Shareowners vote "AGAINST" a proposal submitted by one or more of the shareowners, then said Shareowners should likewise vote "AGAINST" the Company nominees for Director until the Directors cease the compensation programs they in turn offer Management above salary and nominal perks.

Please vote "FOR" this Proposal and "AGAINST" the Director Proposal as a right. THANK YOU.

Robert D. Morse

COBB & EISENBERG LLC

ATTORNEYS

JEFFREY B. COBB
(ADMITTED IN NY; NOT ADMITTED IN CT)
jcobb@cobbeisenberg.com

MATTHEW S. EISENBERG
(ADMITTED IN NY & CT)
matthew@cobbeisenberg.com

2600 POST ROAD
SOUTHPORT, CONNECTICUT 06490
TELEPHONE (203) 254-0000 FACSIMILE (203) 254-6060

TWO SOUNDVIEW DRIVE, SUITE 100
GREENWICH, CONNECTICUT 06830
TELEPHONE (203) 622-7600

January 28, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Poore Brothers, Inc. (File No. 1-14556) -- Shareholder Proposal

Dear Sir or Madam:

Reference is made to the letter of this firm dated January 10, 2002 (the "Objection Letter") addressed to the Securities and Exchange Commission (the "Commission"), wherein in accordance with Commission Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Poore Brothers, Inc., a Delaware corporation (the "Company"), gave notice of its intention to omit a proposal and supporting statement (the "Proposal") that Robert D. Morse sought to have included in the Company's proxy statement for its 2002 Annual Meeting of Shareholders (the "Annual Meeting"). The Proposal is set forth in a letter of Mr. Morse dated September 27, 2001 addressed to Office of the Secretary of the Company (the "Initial Shareholder Letter").

The purpose of this letter is to submit to you copies of a letter dated January 11, 2002, recently received by the Company from Mr. Morse (the "Second Shareholder Letter"). Although the Second Shareholder Letter is addressed to the Commission, we want to ensure that the Commission receives the Second Shareholder Letter in a timely fashion. In addition, by this letter the Company reaffirms its objections to the Proposal set forth in the Objection Letter. We would also like to comment on certain statements made by Mr. Morse in the Second Shareholder Letter.

The second and third paragraphs of the Second Shareholder Letter provide:

"In quoting Corporate Rules, State of Delaware Incorporation Rules, and SEC or other governmental regulations, I again maintain that these regulations deprive an American of the 'Right to Dissent'. Some were formulated [your word: 'promulgated'] in 1979 by the SEC; and expressly noted that the word 'Against' was deleted. It has also been stated that the decision took place under guidance supplied by some legal entities.

"The possibility was noted that shareholders would be confused and misled if 'Against' was allowed. This is prejudging a person's capability to make decisions on their own interpretation, an insult, so to say. The express result is that Management is put in a win-win position [by nominating directors for office] with no dissent permitted, an illegal maneuver."

Mr. Morse incorrectly states that the use by the Company of a proxy card format similar to that historically used by the Company for annual shareholder meetings would constitute "an illegal maneuver" because such format does not include an option for shareholders to vote "against" director nominees. On the contrary, and as explained in the Objection Letter, the proxy card format that the Company intends to utilize with respect to the election of director nominees complies with both the Delaware General Corporation Law and Commission Rule 14a-4(b)(2). Furthermore, such format is commonly employed by public companies that are Delaware corporations. As indicated in the Objection Letter, the format proposed by Mr. Morse would, in fact, be inconsistent with the Delaware General Corporation Law and, therefore, would be violative of Commission Rule 14a-4(b)(2).

Mr. Morse indicates that the Commission has "ruled" that his proposal be printed in the proxy statements of Visteon Corporation and Wm. J. Wrigley Co. Inc. We are unable to address this comment as we have not been provided with copies of Mr. Morse's proposals submitted to each such Company. Furthermore, we do not know the basis on which such companies may have sought to have the proposals ommitted from their respective proxy materials nor the basis of any Commission response thereto.

The last paragraph of the Second Shareholder Letter provides:

"Lastly, a quick answer again to the claiming of a shareholder's vote when signed and not marked for a choice. The proxy voting card remains the property of the shareholder and cannot be claimed by Management for their own benefit, regardless if count is denied because of a blank box. The owner may only be expressing a 'present' signature, which is their prerogative."

Contrary to Mr. Morse's statement, the Company's management does not "claim" any proxy card for its own benefit. The proxy cards clearly provide shareholders with the ability to "withhold" their votes in connection with the election of directors and to vote "against" or "abstain" from voting in connection with any other listed proposals made by the Company's management. Thus, shareholders have the ability to be "present" at the meeting through submission of their proxy cards without conferring voting discretion on the Company's management (*i.e.*, by withholding authority to vote for director nominees and by abstaining from voting on other proposals). The proxy cards clearly indicate that if no direction is made by a shareholder on a proxy card with respect to a listed proposal, then the proxy will be voted in a specified manner with respect to such proposal. Thus, the proxy cards provide simple and clear instruction to the shareholders so that they may understand the effect of submitting proxy cards without marking a voting preference with respect to each listed proposal. As explained in the Objection Letter, the format of the proxy card is in compliance with law. In addition, as indicated above, the proxy card format employed by the Company is commonly employed by public companies that are Delaware corporations.

* * *

Should you have any questions or comments regarding the foregoing, please do not hesitate to call the undersigned at (203) 254-0000.

Very truly yours,

Matthew S. Eisenberg

cc: Poore Brothers, Inc.
Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 1 856 235 1711
January 11, 2002

Re: Jan.10, 2002 letter from Cobb & Eisenberg, Reps.
For Poore Brothers, Inc. File No. 1-14556

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlemen:

In response to Cobb & Eisenberg's response for Poore Brothers request to delete my proposal from the 2002 proxy, I repeat my claims to similar requests in the same matter. The wording varies in each response, but facts are the same.

In quoting Corporate Rules, State of Delaware Incorporation Rules, and SEC or other governmental regulations, I again maintain that these regulations deprive an American of the "Right to Dissent". Some were formulated [your word: 'promulgated'] in 1979 by the SEC; and expressly noted that the word "Against" was deleted. It has also been stated that the decision took place under guidance supplied by some legal entities.

The possibility was noted that shareholders would be confused and misled if "Against" was allowed. This is prejudging a person's capability to make decisions on their own interpretation, an insult, so to say. The express result is that Management is put in a win-win position [by nominating directors for office] with no dissent permitted, an illegal maneuver.

The SEC has already ruled my proposal is to be printed by Visteon Corporation and Wm. J. Wrigley Co. Inc. It is properly presented, and not "ambiguous and misleading".

The claim of Poore Brothers, Inc. of only being in business less than the 15 years noted is immaterial, as I was stating a fact covering most all corporations' actions on removal. Pg 5, Par. 6: --"fails to distinguish, etc." The proxy card is where the "Against" box belongs, the proxy material is prepared by Management, as their domain.

Lastly, a quick answer again to the claiming of a shareholder's vote when signed and not marked for a choice. The proxy voting card remains the property of the shareholder and cannot be claimed by Management for their own benefit, regardless if count is denied because of a blank box. The owner may only be expressing a "present' signature, which is their prerogative.

Sincerely Robert D. Morse

6 TO SEC 1 POORE BROS
1 ATTY

These rhymes are for stress relief.
Not part of presentation.

BEGINNER'S LESSON

This is a cat.

This cat is black.

Did someone say: "Scat ?"

This is where it sat.

PRIORITY

If your life is rather dull
Then you need to make it full.
Find a program, eating is out,
Else you'll become rather stout.
Donate some time to a cause,
And you will feel like Santa Claus.

HIGH HOE !

"High hoe !, High hoe !,
It's off to work we go".
If you hold your hoe on high,
You may look mighty spry,
But, unless you lower the hoe,
To chop the weeds, produce won't grow.

DON'T TELL ME !

Don't you tell me what to do,
I know how to cook a stew.
I turn the heat to the highest flame,
When it boils over, I take the blame.
When somebody phones, I cut them short,
But don't tell me: "I'm a sad sort".
I know how to write a letter,
But someone near does it better.
I don't put words in play,
Simply because I have nothing to say.

Robert Dennis Morse

These rhymes are for stress relief.
Not part of the presentation.

ODE TO DR. ABRAMSOHN

FOOTWORK

The Doctor strides from room to room;
He moves softly, does not zoom.
I wait my turn for a toenail clip,
And repeat my words, he does not zip.
Patiently waiting in the chair,
It is not too long, before he's there.
The distance he travels in his working day
Is not too great, if I may say.
He may or not want to take a seat,
Yet I would bet he's tired of feet !

Robert Dennis Morse

THREE MINUTE GIG

I've been invited to three meets in a row,
And what happened, I'll let you know.
The first, I drove some forty miles,
And the company execs were all smiles.
Then I learned there were some limits,
I could not talk beyond three minutes.
On arrival I had used an hours time,
And was placed in back, which was just fine.
But when I spoke, the stockholders craned their neck,
To see my face, and I asked the chair to show respect.
Next, I drove north about twice as far,
Not expecting to be the star.
I was handed a microphone, right up front,
And soon I realized an affront.
They cut me off without a warning,
And put a stop to my barnstorming.
The shareowners quietly accepted the Rule,
Leaving me feeling I was treated quite cruel.

Robert Dennis Morse
5-20-00

Robert Dennis Morse
212 Highland Avenue
Moorestown, NJ 08057

These rhymes are for stress relief.
Not a part of the presentation

QUANDARY

Is it unlawful use of legal advice
When a woman says: "See my lawyer",
Or could it be she wants
Things to be nice
When next they meet in the foyer ?

COURTWISE

About the procedure, I have little to ask,
Though I still continue with my task:
To expose wrongdoing takes a bit of nerve,
But from a duty, I will not swerve.

TIMELYNESS

There is an old saying:
"Better late than never",
And I admit it is quite clever.
Opposite this is one time worn:
"Take the bull by the horn".
The second of these is one I apply,
Since I am a watchdog, on the sly.
Mother early on said: "Learn to move",
So I still enjoy being "In the groove".

ODE TO THE S.E.C.

I must tell you I am elated,
But not so much I need be sedated.
You have given courage that Right is Might;
And I shall sleep blissfully, come the night.
When Company]s exert pressure that is wrong,
You can fend them off, no matter how strong.
What goes on in Management's heads,
Who are so well rewarded, they increase their spreads ?

WEALTH

Many of us have a bit of wealth,
Which could possibly affect our health.
I bring your attention to this by stealth.
This "wealth" is not quite what you think;
It is just unclean dishes in your sink.
So, get them washed before they stink !

These rhymes are for stress relief.
Not part of the presentation.

FRUSTRATED

I got on the Internet, selected "Poetry",
Found two rhymes published, written by me.
There are also two others more,
Which have been placed in store;
Waiting for my signed release.
If, why, and when I please.
On a whim, I had offered my "Rhymist".
Misspelling the last word as "exhist".
It was late and I missed it on review,
As it was immediately printed, what to do?
I tried my new password to make a correction,
But my password escaped me, beyond detection.

NAME DROPPING

There are two versions of name dropping,
One of which aims at argument stopping.
This is usually a toss for attention,
And the other version is a loss of mention.
Gertrude, Rosalie, Valerie, Timothy,
All now have our sympathy.
Since dropping them was a bit unkind,
Yet, their memory is brought to mind.
These are people I long ago knew,
But their retention has gone askew.
There is a period when a child was given a name
After an actor or movie star of fame,
Only to find that it dies out, as does a flame.

STOICALLY STRICT

In all the rejections, Rules have been stated,
While none of my arguments have been rated.
When a Rule removes a Right,
I feel obligated to put up a fight.
If in America, I am denied dissent,
Then my writings are not well spent.
If the only answer is by Rules stoically stated,
Then the Staff must be "B" rated.

Robert Dennis Morse
3 Min. 12-25-01
11:10 PM

ALERT ! 4:45 AM Correction: Slanted-
[Italicized] should read: [Parenthetical]

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
February 5, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Poore Bros., Inc..Letter from Counsel.
Dated January 28, 2002 to SEC & myself
In addition to: January 10, 11, 2001

Ladies and Gentlemen:

As an observation of mine, and [for stress relief purposes only], a short comment, which will likewise be italicized,. Mr. Eisenberg, of Cobb & Eisenberg suggests that the Commission may not have received a copy of the same January 11, 2002 they received.

{"Never let a camel get its nose in the tent flap."]

This is clever, downplaying the U.S. Postal system to engage in further argument which duplicates that already expounded. I know that Delaware and some other States use a system of rules [plurality voting] to deny an American's "Right of Dissent" by eliminating an adverse" Against" voting area and box on the proxy card. That is the crux of my argument, it is a pro-corporate and anti shareowner discriminatory law or rule, and should be ignored as an argument and be eliminated by those states using it.

Again, on the subject of signed, unmarked proxy voting cards; Mr. Eisenberg refuses to understand my claim that the card is still the property of the shareowner, and its contents can not be claimed by corporate executives for their own interpretation and use. Perhaps my example has not reached Mr. Eisenberg's attention: [If I see him standing in front of a display window and then start off without buying, could I warn him: "I see you are not using your money, therefore I will relieve you of it, and use it myself." ? NO WAY !]

My wording also states: ["if applicable"].

Again, an invitation to a phone conference without including the proponent., which the SEC will not do in either case.

Sincerely,

Robert D. Morse

Robert D Morse

6 copies to SEC
1 " @ to Poore Bros. & Counsel
Rhymes for stress relief.
Not part of presentation.

These rhymes are for stress relief.
Not part of the presentation.

PINCH PENNY

A penny saved is a penny earned,
A penny saved is some candy yearned!

EDUCATION

It does little good
To build new schools
And hire more teachers,
If the children's brains
Are in the bleachers!

"C"

If in school you rated a 'C'
Perhaps you thought
This was meant to be.
Now, should you want
To change all this;
Just go in for wedded bliss.
After a time you'll do something wrong;
Which of course, will ring a gong.
And, just as I earlier stated,
Here's what happens,
You are now "B" rated!

ENLIGHTEN MENT

We would like to thank Mrs. Ed
For something that she never said.
We would still be stumbling in the night
Had she called to husband Tom,
"Put out that darned light
And go to bed!"
Now wasn't she
A top rate Mom?

Robert Dennis Morse8
8-89

These rhymes are for stress relief.
Not part of the presentation.

NOT EVERYBODY

Not everybody knows how to count to three,
Knowing when to stop is the trick, you see.
My partner started counting, "one-two-three",
Which killed my desire to dance, instantly.
Each time she got to "three", she paused,
And trouble from foot to knee was caused.
The jerk stop-go is not my style;
I favor a smooth glide all the while.
Now my leg has been aching more than a week,
But it will be longer before we're cheek to cheek !

QUICK FIX

I chided you once about being late,
Now it's time to bring you up to date.
If you feel you have an ailing clock,
Here's more advice from a clock Doc:
If we're not around in later days,
Just try fixing it with your gaze !

NOBODY TELLS ME !

Nobody tells ME what to do !
So if you start, I'm through with you.
The other day as I prepared a meal,
My partner joined in with zeal.
Things went nicely for a while,
Then he showed a look of beguile.
Soon I began to smell some meat,
He had quietly turned on the heat.
Not a word of advice had he said,
But I know what goes on in his head.
He had craftily switched the meat
From veal he disliked to ham, his treat.
I find no answer for this to tell you,
Since nobody tells ME what to do !

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Poore Brothers, Inc.
Incoming letter dated January 10, 2002

The first proposal requests that the board make particular revisions to its proxy materials. The second "proposal" recommends a vote against "company nominees for director."

We are unable to concur in your view that Poore Brothers may exclude the first proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Poore Brothers may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Poore Brothers may exclude the first proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Poore Brothers may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to conclude in your view that Poore Brothers may exclude the first proposal under rule 14a-8(i)(3) as contrary to the proxy rules. Accordingly, we do not believe that Poore Brothers may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(3). In this regard, we note that rules 14a-4(b)(1) and 14a-4(b)(2) are permissive rather than mandatory, and therefore do not prohibit limiting the discretionary authority given to management and the use of "against votes" in the context of an election of directors.

We are unable to concur in your view that Poore Brothers may exclude the entire proposal under rule 14a-8(i)(3) as false or misleading. However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the supporting statement must be revised to delete the following:

- the sentence that begins "This entirely unfair . . . " and ends " . . . by whatever means"; and

- the phrase that begins "and has been so . . . " and ends " . . . no successful objection."

Accordingly, we will not recommend action to the Commission if Poore Brothers omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Poore Brothers may exclude the second "proposal" under rule 14a-8(a). Accordingly, we do not believe that Poore Brothers may exclude the second "proposal" from its proxy materials in reliance on rule 14a-8(a).

Sincerely,

Grace K. Lee
Attorney-Advisor